UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: June, 2026

Commission File Number: 001-43241

Liberty Defense Holdings, Ltd.
(Translation of registrant’s name into English)

187 Ballardvale Street, Suite 110, Wilmington, Massachusetts 01887
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

EXHIBIT INDEX

Exhibit	Description
99.1	Condensed Interim Consolidated Financial Statements (Unaudited) for the Three Months Ended March 31, 2026 and 2025
99.2	Management’s Discussion and Analysis for the Three Months Ended March 31, 2026
99.3	Form 52-109FV2 Certification of Interim Filings of CEO for the Three Months Ended March 31, 2026
99.4	Form 52-109FV2 Certification of Interim Filings of CFO for the Three Months Ended March 31, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 1, 2026

LIBERTY DEFENSE HOLDINGS, LTD.

By:	/s/ William Frain
Name:	William Frain
Title:	Chief Executive Officer